UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of June, 2005

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F.....

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ..... No X

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Name of company

     SPIRENT PLC


2.   Name of shareholder having a major interest

     FIDELITY INTERNATIONAL LIMITED


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     COMPANY NAMED IN BOX 2 ABOVE AND ITS DIRECT AND INDIRECT SUBSIDIARIES, BEING NON-BENEFICIAL HOLDERS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     CDC FINANCE (FIGEST)                                                21,500
     JP MORGAN, BOURNEMOUTH (FII)                                       610,700
     BROWN BROTHERS HARRIMAN AND CO (FIJ)                                 7,200
     BANK OF NEW YORK BRUSSELS (FIL)                                    439,500
     BNP PARIBAS, PARIS (C) (FIL)                                        19,600
     BROWN BROTHERS HARRIMN LTD LUX (FIL)                            13,437,494
     NORTHERN TRUST LONDON (FIL)                                         69,200
     JP MORGAN BOURNEMOUTH (FISL)                                    11,251,776
     BANK OF NEW YORK BRUSSELS (FPM)                                  1,772,800
     BANKERS TRUST LONDON (FPM)                                         722,000
     CLYDESDALE BANK PLC (FPM)                                          160,300
     HSBC BANK PLC (FPM)                                                156,000
     JP MORGAN BOURNEMOUTH (FPM)                                      2,865,617
     MELLON BANK (FPM)                                                1,421,400
     MIDLAND SECURITIES SERVICES (FPM)                                  396,300
     NORTHERN TRUST LONDON (FPM)                                      2,632,300
     STATE STR BK AND TR CO LNDN (FPM)                                1,317,000
     BROWN BROTHERS HARRIMAN AND CO (IN FORM OF 11,000 ADRS) (FMRCO)     44,000

     TOTAL                                                           37,344,687

     FIGEST = Fidelity Gestion
     FII = Fidelity Investments International
     FIJ = Fidelity Investments Japan
     FIL = Fidelity International Limited
     FISL = Fidelity Investment Services Limited
     FPM = Fidelity Pension Management
     FMRCO = Fidelity Management & Research Company


5.   Number of shares / amount of stock acquired

     NOT KNOWN


6.   Percentage of issued class

     NOT KNOWN


7.   Number of shares / amount of stock disposed

     N/A


8.   Percentage of issued class

     N/A


9.   Class of security

     ORDINARY SHARES OF 3.3333 PENCE EACH


10.  Date of transaction

     NOT KNOWN


11.  Date company informed

     20 MAY 2005


12.  Total holding following this notification

     37,344,687


13.  Total percentage holding of issued class following this notification

     3.88%


14.  Any additional information

     SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 28,694,687 SHARES (2.98%) EARLIER TODAY.


15.  Name of contact and telephone number for queries

     MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of authorised company official responsible for making this notification

     MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY


Date of notification

20 JUNE 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __ 20 June 2005                      By   ____/s/ Luke Thomas____

                                                    (Signature)*